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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            ------------------------

                                 SCHEDULE TO-I/A
              Tender Offer Statement under Section 13(e)(1) of the
                        Securities Exchange Act of 1934
                                 Amendment No. 3

                            ------------------------

                          LEVEL 3 COMMUNICATIONS, INC.
                       (Name of Subject Company (Issuer))

                              LEVEL 3 FINANCE, LLC
                        (Name of Filing Person (Offeror))
                          LEVEL 3 COMMUNICATIONS, INC.
                        (Name of Filing Person (Issuer))

                   6% Convertible Subordinated Notes due 2009
                   6% Convertible Subordinated Notes due 2010
                         (Title of Class of Securities)

                                    52729NAG5
                                    52729NAS9
                     (Cusip Numbers of Class of Securities)

                            ------------------------

                             Thomas C. Stortz, Esq.
                                 General Counsel
                          Level 3 Communications, Inc.
                             1025 Eldorado Boulevard
                           Broomfield, Colorado 80021
                            Telephone: (720) 888-1000

           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Filing Person(s))

                                   Copies to:

   John S. D'Alimonte, Esq.                       Allan G. Sperling, Esq.
   Willkie Farr & Gallagher                  Cleary, Gottlieb, Steen & Hamilton
      787 Seventh Avenue                             One Liberty Plaza
   New York, New York 10019                       New York, New York 10006
  Telephone: (212) 728-8000                      Telephone: (212) 225-2000

                            CALCULATION OF FILING FEE

================================================================================
     Transaction Valuation*                          Amount of Filing Fee

--------------------------------------------------------------------------------
         $187,000,000                                      $37,400
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*    Determined pursuant to Rule 0-11(b)(1) of the Securities Exchange Act of
     1934, assuming that (i) $525,000,000 aggregate principal amount of outstanding 6% Convertible Subordinated Notes due 2009 are purchased at a price of $220 per $1,000 principal amount, and (ii) $325,000,000 aggregate principal amount of outstanding 6% Convertible Subordinated Notes due 2010 are purchased at a price of $220 per $1,000 principal amount.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

     Amount Previously Paid:   $33,150       Filing party: Level 3 Finance, LLC
     Form or Registration No.: 005-43185     Date Filed:   September 13, 2001

[_] Check box if filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

     [_]  third-party tender offer subject to Rule 14d-1

     [X]  issuer tender offer subject to Rule 13e-4

     [_]  going private transaction subject to Rule 13e-3

     [_]  amendment to Schedule 13D under Rule 13d-2


Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

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     Level 3 Finance, LLC ("Purchaser"), a Delaware limited liability company and a wholly owned subsidiary of Level 3 Communications, Inc., a Delaware corporation ("Level 3"), and Level 3 hereby amend and supplement the Tender Offer Statement on Schedule TO, originally filed on September 13, 2001 by Purchaser, as amended by Amendment No. 1, filed on September 25, 2001, and Amendment No. 2, filed on October 2, 2001 (as so amended, the "Schedule TO"), with respect to Purchaser's offers to purchase (1) up to $525,000,000 aggregate principal amount of Level 3's outstanding 6% Convertible Subordinated Notes due 2009 (the "2009 Convertible Notes") at a price not greater than $220 nor less than $190 per $1,000 principal amount, plus accrued and unpaid interest thereon to, but not including, the date of purchase, and (2) up to $325,000,000 aggregate principal amount of Level 3's outstanding 6% Convertible Subordinated Notes due 2010 (the "2010 Convertible Notes" and, together with the 2009 Convertible Notes, the "Convertible Notes") at a price not greater than $220 nor less than $190 per $1,000 principal amount, plus accrued and unpaid interest thereon to, but not including, the date of purchase. Purchaser's offers for the Convertible Notes are being made upon the terms and subject to the conditions relating to the Convertible Notes set forth in the Offers to Purchase dated September 10, 2001, as supplemented by Supplement No. 1, dated September 25, 2001, and Supplement No. 2, dated October 9, 2001 (as so supplemented, the "Offer to Purchase"), and in the related letter of transmittal (which, with respect to the Convertible Notes, as amended or supplemented from time to time, together constitute the "Convertible Note Offers").

     All information set forth in the Offer to Purchase (but solely with respect to the Convertible Notes and the Convertible Note Offers) is incorporated by reference in response to Items 1 through 11 in this Schedule TO except those items as to which information is specifically provided herein.

     Capitalized terms used and not defined herein have the meanings given to them in the Offer to Purchase and the Schedule TO.

Item 7. Source and Amount of Funds or Other Consideration.

     (a) Item 7(a) of the Schedule TO is hereby amended and restated in its entirety to read as follows:

     The maximum amount of funds required by Purchaser to purchase the Convertible Notes pursuant to the Convertible Note Offers is estimated to be approximately $187,000,000, assuming that (i) $525,000,000 aggregate principal amount of outstanding 2009 Convertible Notes are purchased at a price of $220 per $1,000 principal amount, and (ii) $325,000,000 aggregate principal amount of outstanding 2010 Convertible Notes are purchased at a price of $220 per $1,000 principal amount.

Item 12. Exhibits.

(a)(1)(i)               Offer to Purchase*

(a)(1)(i)(a)            Supplement No. 1 to Offer to Purchase*

(a)(1)(i)(b)            Supplement No. 2 to Offer to Purchase

(a)(1)(ii)              Letter of Transmittal*

(a)(1)(iii) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(iv) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

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(a)(1)(v)               Guidelines for Certification of Taxpayer Identification
                        Number on Substitute Form W-9*

(a)(5)(i)               Press Release, dated September 10, 2001*

(a)(5)(ii)              Press Release, dated September 25, 2001*

(a)(5)(iii)             Press Release, dated October 9, 2001

* Previously filed.

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                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      LEVEL 3 FINANCE, LLC

                                      By:        /s/ Neil J. Eckstein
                                                 -------------------------------
                                                 Name:    Neil J. Eckstein
                                                 Title:   Manager

                                      LEVEL 3 COMMUNICATIONS, INC.

                                      By:        /s/ Thomas C. Stortz
                                                 -------------------------------
                                                 Name:    Thomas C. Stortz
                                                 Title:   General Counsel

Dated:  October 9, 2001


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                                  EXHIBIT INDEX

Exhibit Number                  Description
--------------                  -----------

(a)(1)(i)                       Offer to Purchase*

(a)(1)(i)(a)                    Supplement No. 1 to Offer to Purchase*

(a)(1)(i)(b)                    Supplement No. 2 to Offer to Purchase

(a)(1)(ii)                      Letter of Transmittal*

(a)(1)(iii) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(iv) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(v) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9*

(a)(5)(i)                       Press Release, dated September 10, 2001*

(a)(5)(ii)                      Press Release, dated September 25, 2001*

(a)(5)(iii)                     Press Release, dated October 9, 2001

*  Previously filed.


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